SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

E2open, Inc.

(Name of Issuer)

Common Stock, $0.001 Par Value Per Share

(Title of Class of Securities)

29788A104

(CUSIP Number)

Blair Flicker, Esq.

c/o Insight Venture Partners

1114 Avenue of the Americas, 36th Floor

New York, NY 10036

(212) 230-9200

With a copy to:

Gordon R. Caplan, Esq.

Morgan D. Elwyn, Esq.

Willkie Farr & Gallagher LLP

787 Seventh Avenue

New York, NY 10019

(212) 728-8000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

February 26, 2015

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box:  ☐

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

AMENDMENT NO. 1

TO SCHEDULE 13D

CUSIP No.       29788A104

1	NAMES OF REPORTING PERSONS Eagle Parent Holdings, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO (See Item 3)
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 3,987,295 (see Item 5)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 3,987,295 (see Item 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,987,295 (see Item 5)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 13.6% (see Item 5) (based on 29,320,462 shares of Common Stock outstanding as of February 25, 2015)
14	TYPE OF REPORTING PERSON (See Instructions) OO

AMENDMENT NO. 1

TO SCHEDULE 13D

CUSIP No.       29788A104

1	NAMES OF REPORTING PERSONS Eagle Acquisition Sub, Corp.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO (See Item 3)
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 3,987,295 (see Item 5)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 3,987,295 (see Item 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,987,295 (see Item 5)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 13.6% (see Item 5) (based on 29,320,462 shares of Common Stock outstanding as of February 25, 2015)
14	TYPE OF REPORTING PERSON (See Instructions) CO

AMENDMENT NO. 1

TO SCHEDULE 13D

CUSIP No.       29788A104

1	NAMES OF REPORTING PERSONS Insight Venture Partners IX, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO (See Item 3)
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 3,987,295 (see Item 5)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 3,987,295 (see Item 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,987,295 (see Item 5)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 13.6% (see Item 5) (based on 29,320,462 shares of Common Stock outstanding as of February 25, 2015)
14	TYPE OF REPORTING PERSON (See Instructions) PN

AMENDMENT NO. 1

TO SCHEDULE 13D

CUSIP No.       29788A104

1	NAMES OF REPORTING PERSONS Insight Venture Partners IX (Co-Investors), L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO (See Item 3)
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 3,987,295 (see Item 5)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 3,987,295 (see Item 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,987,295 (see Item 5)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 13.6% (see Item 5) (based on 29,320,462 shares of Common Stock outstanding as of February 25, 2015)
14	TYPE OF REPORTING PERSON (See Instructions) PN

AMENDMENT NO. 1

TO SCHEDULE 13D

CUSIP No.       29788A104

1	NAMES OF REPORTING PERSONS Insight Venture Partners (Cayman) IX, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO (See Item 3)
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 3,987,295 (see Item 5)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 3,987,295 (see Item 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,987,295 (see Item 5)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 13.6% (see Item 5) (based on 29,320,462 shares of Common Stock outstanding as of February 25, 2015)
14	TYPE OF REPORTING PERSON (See Instructions) PN

AMENDMENT NO. 1

TO SCHEDULE 13D

CUSIP No.       29788A104

1	NAMES OF REPORTING PERSONS Insight Venture Partners (Delaware) IX, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO (See Item 3)
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 3,987,295 (see Item 5)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 3,987,295 (see Item 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,987,295 (see Item 5)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 13.6% (see Item 5) (based on 29,320,462 shares of Common Stock outstanding as of February 25, 2015)
14	TYPE OF REPORTING PERSON (See Instructions) PN

AMENDMENT NO. 1

TO SCHEDULE 13D

CUSIP No.       29788A104

1	NAMES OF REPORTING PERSONS Insight Venture Associates IX, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO (See Item 3)
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 3,987,295 (see Item 5)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 3,987,295 (see Item 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,987,295 (see Item 5)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 13.6% (see Item 5) (based on 29,320,462 shares of Common Stock outstanding as of February 25, 2015)
14	TYPE OF REPORTING PERSON (See Instructions) PN

AMENDMENT NO. 1

TO SCHEDULE 13D

CUSIP No.       29788A104

1	NAMES OF REPORTING PERSONS Insight Venture Associates IX, Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO (See Item 3)
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 3,987,295 (see Item 5)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 3,987,295 (see Item 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,987,295 (see Item 5)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 13.6% (see Item 5) (based on 29,320,462 shares of Common Stock outstanding as of February 25, 2015)
14	TYPE OF REPORTING PERSON (See Instructions) CO

AMENDMENT NO. 1

TO SCHEDULE 13D

CUSIP No.       29788A104

1	NAMES OF REPORTING PERSONS Insight Holdings Group, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO (See Item 3)
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 3,987,295 (see Item 5)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 3,987,295 (see Item 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,987,295 (see Item 5)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 13.6% (see Item 5) (based on 29,320,462 shares of Common Stock outstanding as of February 25, 2015)
14	TYPE OF REPORTING PERSON (See Instructions) OO

This Amendment No.1 to Schedule 13D (this “Statement”) is being filed on behalf of the undersigned to amend the Schedule 13D (the “Schedule 13D”), which was originally filed on February 17, 2015. Unless otherwise indicated, all capitalized terms used herein but not defined herein shall have the same meanings as set forth in the Schedule 13D.

Item 2.	Identity and Background.

Item 2 of the Statement is hereby amended and restated in its entirety as follows:

(a)	This Statement is being filed jointly on behalf of (i) Eagle Parent Holdings, LLC, a Delaware limited liability company (“Parent”), (ii) Eagle Acquisition Sub, Corp., a Delaware corporation (“Acquisition Sub”), (iii) Insight Venture Partners IX, L.P., a Cayman Islands exempted limited partnership (“IVP”), (iv) Insight Venture Partners IX (Co-Investors), L.P., a Cayman Islands exempted limited partnership (“IVP Co-Invest”), (v) Insight Venture Partners (Cayman) IX, L.P., a Cayman Islands exempted limited partnership (“IVP Cayman”), (vi) Insight Venture Partners (Delaware) IX, L.P., a Delaware limited partnership (“IVP Delaware” and together with IVP, IVP Co-Invest and IVP Cayman, the “Insight IX Funds”), (vii) Insight Venture Associates IX, L.P., a Cayman Islands exempted limited partnership (“IVA”), (viii) Insight Venture Associates IX, Ltd., a Cayman Islands exempted company (“IVA Ltd.”), and (ix) Insight Holdings Group, LLC, a Delaware limited liability company (“Holdings” and together with Parent, Acquisition Sub, the Insight IX Funds, IVA, and IVA Ltd., the “Reporting Persons”). The general partner of each of the Insight IX Funds is IVA, whose general partner is IVA Ltd. The sole shareholder of IVA Ltd. is Holdings, which is managed by a five (5) person Board of Managers.

Schedule I hereto, with respect to Parent, Schedule II hereto, with respect to Acquisition Sub, Schedule III hereto, with respect to IVA Ltd., and Schedule IV hereto, with respect to Holdings, sets forth lists of all the directors/managers and executive officers or persons holding equivalent positions (the “Scheduled Persons”) of each such Reporting Person.

The Reporting Persons have entered into an Amended and Restated Joint Filing Agreement, dated February 27, 2015, a copy of which is attached as Exhibit 99.1 hereto, pursuant to which the Reporting Persons have agreed to file this statement jointly in accordance with the provisions of Rule 13d–1(k)(1) of the Act.

(b)	The address of the principal business and principal office of each of the Reporting Persons is c/o Insight Venture Partners, 1114 Avenue of the Americas, 36th floor, New York, NY 10036. Schedule I, Schedule II, Schedule III and Schedule IV hereto set forth the principal business address of each Scheduled Person.

(c)	The principal business of each of the Insight IX Funds is making private equity and related investments. The principal business of IVA is acting as the general partner of the Insight IX Funds. The principal business of IVA Ltd. is acting as the general partner of IVA and other affiliated entities. The principal business of Holdings is acting as the shareholder of IVA Ltd. and other affiliated entities. Parent and Acquisition Sub are newly formed entities organized by the Insight IX Funds for the purpose of acquiring all of the issued and outstanding shares of the Common Stock and consummating the transactions contemplated by the Merger Agreement (as defined below in Item 4). As of the Effective Time (as defined in the Merger Agreement), it is expected that Parent will be owned by: (i) IVP, holding 48.87% of Parent’s membership interests, (ii) IVP Co-Invest, holding 0.82% of Parent’s membership interests, (iii) IVP Cayman, holding 20.87% of Parent’s membership interests, (iv) IVP Delaware, holding 4.44% of Parent’s membership interests and (v) Manchester Securities Corp., a New York corporation (“Manchester”), an affiliate of Elliott Management Corporation, holding 25.00% of Parent’s membership interests. Under each of their respective commitment letters pursuant to which the Cayman Insight Funds and Manchester committed equity financing to Parent in connection with the transactions contemplated by the Merger Agreement, each Cayman Insight Fund may allocate or assign all or a portion of its respective portion of such financing to any third party, while Elliott may allocate or assign all or a portion of its portion of such financing to one or more affiliates, which allocation or assignment would adjust the percentage ownership of Parent effective as of the closing of such transactions indicated in the immediately preceding sentence. Acquisition Sub is a wholly owned subsidiary of Parent. Schedule I, Schedule II, Schedule III and Schedule IV hereto set forth the principal occupation or employment of each Scheduled Person.

(d)	During the last five years, none of the Reporting Persons nor any of the Scheduled Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)	During the last five years, none of the Reporting Persons nor any of the Scheduled Persons has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

(f)	Parent, Acquisition Sub, Holdings and IVP Delaware are organized under the laws of the State of Delaware. IVP, IVP Co-Invest, IVP Cayman, IVA and IVA Ltd. are organized under the laws of the Cayman Islands. Schedule I, Schedule II, Schedule III and Schedule IV hereto set forth the citizenship of each Scheduled Person.

Item 6.	Contracts, Arrangements, Understandings, or Relationships With Respect to Securities of the Issuer.

Item 6 of the Statement is hereby amended and restated in its entirety as follows:

Pursuant to Rule 13d-1(k) promulgated under the Act, the Reporting Persons have entered into an Amended and Restated Joint Filing Agreement, attached hereto as Exhibit 99.1 and incorporated by reference herein, with respect to the joint filing of this Statement and any amendments thereto.

The information set forth, or incorporated by reference, in Item 3 through 5 of this Statement is hereby incorporated by reference into this Item 6. Except as described herein, there are no contracts, arrangements, undertakings or relationships (legal or otherwise) among the persons named in Item 2 above or between such persons and any other person with respect to any securities of the Company.

Item 7.	Material to Be Filed as Exhibits.

Exhibit 99.1	Amended and Restated Joint Filing Agreement, dated February 27, 2015, by and between the Reporting Persons.

SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: March 2, 2015	EAGLE PARENT HOLDINGS, LLC

	By:	/s/ Blair Flicker
	Name:	Blair Flicker
	Title:	Secretary

Dated: March 2, 2015	EAGLE ACQUISITION SUB, CORP.

	By:	/s/ Blair Flicker
	Name:	Blair Flicker
	Title:	Secretary

Dated: March 2, 2015	INSIGHT VENTURE PARTNERS IX, L.P.

By: Insight Venture Associates IX, L.P.
Its: General Partner

By: Insight Venture Associates IX, Ltd.
Its: General Partner

	By:	/s/ Blair Flicker
	Name:	Blair Flicker
	Title:	Authorized Officer

Dated: March 2, 2015	INSIGHT VENTURE PARTNERS (CAYMAN) IX, L.P.

By: Insight Venture Associates IX, L.P.
Its: General Partner

By: Insight Venture Associates IX, Ltd.
Its: General Partner

	By:	/s/ Blair Flicker
	Name:	Blair Flicker
	Title:	Authorized Officer

Dated: March 2, 2015	INSIGHT VENTURE PARTNERS IX (CO-INVESTORS), L.P.

By: Insight Venture Associates IX, L.P.
Its: General Partner

By: Insight Venture Associates IX, Ltd.
Its: General Partner

	By:	/s/ Blair Flicker
	Name:	Blair Flicker
	Title:	Authorized Officer

Dated: March 2, 2015	INSIGHT VENTURE PARTNERS (DELAWARE) IX, L.P.

By: Insight Venture Associates IX, L.P.
Its: General Partner

By: Insight Venture Associates IX, Ltd.
Its: General Partner

	By:	/s/ Blair Flicker
	Name:	Blair Flicker
	Title:	Authorized Officer

Dated: March 2, 2015	INSIGHT VENTURE ASSOCIATES IX, L.P.

By: Insight Venture Associates IX, Ltd.
Its: General Partner

	By:	/s/ Blair Flicker
	Name:	Blair Flicker
	Title:	Authorized Officer

Dated: March 2, 2015	INSIGHT VENTURE ASSOCIATES IX, LTD.

	By:	/s/ Blair Flicker
	Name:	Blair Flicker
	Title:	Authorized Officer

Dated: March 2, 2015	INSIGHT HOLDINGS GROUP, LLC
	By:	/s/ Blair Flicker
	Name:	Blair Flicker
	Title:	Secretary

SCHEDULE I

Eagle Parent Holdings, LLC

Name and Position of Officer/Manager	Principal Business Address	Principal Occupation or Employment	Citizenship
Insight Venture Partners IX, L.P., member	1114 Avenue of the Americas, 36th floor, New York, NY 10036	n/a	USA

Insight Venture Partners IX (Co-Investors), L.P., member	1114 Avenue of the Americas, 36th floor, New York, NY 10036	n/a	USA

Insight Venture Partners (Cayman) IX, L.P., member	1114 Avenue of the Americas, 36th floor, New York, NY 10036	n/a	USA

Insight Venture Partners (Delaware) IX, L.P., member	1114 Avenue of the Americas, 36th floor, New York, NY 10036	n/a	USA

Deven Parekh, Director	1114 Avenue of the Americas, 36th floor, New York, NY 10036	Managing Director of Insight Venture Partners	USA

Ryan Hinkle, Director	1114 Avenue of the Americas, 36th floor, New York, NY 10036	Managing Director of Insight Venture Partners	USA

Ross Devor, Director and Vice President	1114 Avenue of the Americas, 36th floor, New York, NY 10036	Principal of Insight Venture Partners	USA

Mark Lessing, President	1114 Avenue of the Americas, 36th floor, New York, NY 10036	Chief Financial Officer and Managing Director of Insight Venture Partners	USA

Blair Flicker, Secretary	1114 Avenue of the Americas, 36th floor, New York, NY 10036	General Counsel and Managing Director of Insight Venture Partners	USA

SCHEDULE II

Eagle Acquisition Sub, Corp.

Name and Position of Officer/Director	Principal Business Address	Principal Occupation or Employment	Citizenship
Deven Parekh, Director	1114 Avenue of the Americas, 36th floor, New York, NY 10036	Managing Director of Insight Venture Partners	USA

Ryan Hinkle, Director	1114 Avenue of the Americas, 36th floor, New York, NY 10036	Managing Director of Insight Venture Partners	USA

Ross Devor, Director and Vice President	1114 Avenue of the Americas, 36th floor, New York, NY 10036	Principal of Insight Venture Partners	USA

Mark Lessing, President	1114 Avenue of the Americas, 36th floor, New York, NY 10036	Chief Financial Officer and Managing Director of Insight Venture Partners	USA

Blair Flicker, Secretary	1114 Avenue of the Americas, 36th floor, New York, NY 10036	General Counsel and Managing Director of Insight Venture Partners	USA

SCHEDULE III

Insight Venture Associates IX, Ltd.

Name and Position of Officer or Director	Principal Business Address	Principal Occupation or Employment	Citizenship
Jeffrey Horing, Director, Authorized Officer	1114 Avenue of the Americas, 36th floor, New York, NY 10036	Managing Director of Insight Venture Partners	USA

Blair Flicker, Alternate Director, General Counsel, Vice President, Authorized Officer	1114 Avenue of the Americas, 36th floor, New York, NY 10036	General Counsel and Managing Director of Insight Venture Partners	USA

Deven Parekh, Authorized Officer, Vice President	1114 Avenue of the Americas, 36th floor, New York, NY 10036	Managing Director of Insight Venture Partners	USA

Mark Lessing, Authorized Officer, Vice President, Chief Financial Officer	1114 Avenue of the Americas, 36th floor, New York, NY 10036	Chief Financial Officer and Managing Director of Insight Venture Partners	USA

Eric Goldstein, Vice President	1114 Avenue of the Americas, 36th floor, New York, NY 10036	Chief Compliance Officer and Deputy General Counsel of Insight Venture Partners	USA

SCHEDULE IV

Insight Holdings Group, LLC

Name and Position of Officer or Director	Principal Business Address	Principal Occupation or Employment	Citizenship
Jeffrey Horing, Manager	1114 Avenue of the Americas, 36th floor, New York, NY 10036	Managing Director of Insight Venture Partners	USA

Deven Parekh, Manager	1114 Avenue of the Americas, 36th floor, New York, NY 10036	Managing Director of Insight Venture Partners	USA

Peter Sobiloff, Manager	1114 Avenue of the Americas, 36th floor, New York, NY 10036	Managing Director of Insight Venture Partners	USA

Jeff Lieberman, Manager	1114 Avenue of the Americas, 36th floor, New York, NY 10036	Managing Director of Insight Venture Partners	USA

Michael Triplett, Manager	1114 Avenue of the Americas, 36th floor, New York, NY 10036	Managing Director of Insight Venture Partners	USA

Blair Flicker, Secretary	1114 Avenue of the Americas, 36th floor, New York, NY 10036	General Counsel and Managing Director of Insight Venture Partners	USA